

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2017

Mr. David S. Richmond
Richmond Brothers, Inc.
3568 Wildwood Avenue
Jackson, Michigan 49202

> **Re:** **Rockwell Medical, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2017 by Richmond Brothers, Inc. et al.**
> **File No. 000-23661**

Dear Mr. Richmond:

We have reviewed your filing and have the following comments.

Notice

1. Disclosure states that a beneficial owner must instruct its broker, trustee or other representative how to vote. Please revise to clarify that a beneficial owner must do so if it wishes to vote.

Background to the Solicitation, page 1

2. Disclosure states that Richmond Brothers' efforts to engage in constructive dialogue with the Board and management team were "repeatedly rebuffed." Please characterize this as your opinion.

We are concerned…, page 7

3. Disclosure states that the current Board "has not been interested in proactively and continually adding new talent to the Board." We understand that the Company added a new director and engaged the consultant used to find the new director before engaging in dialogue with Richmond Brothers. Please revise.

We are concerned…, page 8

4. Disclosure states that the public shareholders were significantly diluted by the Company's "botched" financing in 2013. Please provide support for the assertion that the financing was "botched."

Mr. David S. Richmond
Richmond Brothers, Inc.
April 11, 2017
Page 2

Proposal No. 1 - Election of Directors, page 10

5. Disclosure states that, in the event the Nominee is unable to serve or will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s)." Please conform this language to Rule 14a-4(c)(5) of Regulation 14A.

    We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Steve Wolosky, Esq.
       Olshan Frome Wolosky LLP